Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005

Income before income taxes	$3,155	$2,184	$2,391	$3,743	$3,329	$3,563
Adjustment for companies accounted for by the equity method	(45)	(50)	6	218	11	(1)
Capitalized interest	(17)	(47)	(49)	(45)	(37)	(23)
Amortization of capitalized interest	17	37	37	34	33	33

	3,110	2,124	2,385	3,950	3,336	3,572

Fixed charges:
Interest and debt expense	206	408	376	430	460	518
Capitalized interest	17	47	49	45	37	23
Rental expense representative of interest factor	50	101	107	107	94	88

	273	556	532	582	591	629

Total adjusted earnings available for payment of fixed charges	$3,383	$2,680	$2,917	$4,532	$3,927	$4,201

Number of times fixed charges earned	12.4	4.8	5.5	7.8	6.6	6.7